09055275

SEC Mail Processing Section

FEB 27 2009

Washington, DC
103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| OMB APPROVAL |
|---|
| OMB NUMBER: 3235-0123 |
| Expires: February 28, 2010 |
| Estimated average burden hours per response...12.00 |

| SEC FILE NUMBER |
|---|
| 8- 65337 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Maxim Group LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Sunnyside Boulevard Extension
(No. and Street)

| Woodbury | New York | 11797 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy G. Murphy — (212) 895-3863
(Area Code -Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

Wagner & Zwerman LLP
(Name-if individual state last, first, middle name)

| 450 Wireless Boulevard | Hauppauge | New York | 11788 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent publlic accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (6-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB control* number

AB 3/17

**Oath of Affirmation**

I, Timothy G. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxim Group LLC as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NILDA GONZALEZ
Notary Public, State of New York
No. 01GO6039399
Qualified in New York County
Commission Expires March 27, 2010

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

| | | |
|---|---|---|
| X | (a) | Facing page. |
| X | (b) | Statement of Financial Condition. |
| X | (c) | Statement of Income (Loss). |
| X | (d) | Statement of Changes in Financial Condition. |
| X | (e) | Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital. |
| | (f) | Statement of Changes in Liabilities Subordinated to claims of General Creditors. |
| X | (g) | Computation of Net Capital. |
| X | (h) | Computation for Determination of Reserve Requirements Purusant to Rule 15c3-3. |
| | (i) | Information Relating to the Possession or Control Requirements Under Rule 15c3-3 |
| X | (j) | A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. |
| | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. |
| X | (l) | An Oath or Affirmation. |
| | (m) | A copy of the SIPC Supplemental Report. |
| | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. |

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MAXIM GROUP LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2008

**MAXIM GROUP LLC**

**TABLE OF CONTENTS**

**DECEMBER 31, 2008**

**WAGNER & ZWERMAN LLP**

*Certified Public Accountants*

**Mark Wagner, CPA**
**Andrew M. Zwerman, CPA**

**450 Wireless Boulevard, Hauppauge, NY 11788**
**(631) 777-1000 Fax (631) 777-1008**
**Email: staff@wzcpafirm.com**

**INDEPENDENT AUDITORS' REPORT**

To the Members of
Maxim Group LLC
Woodbury, NY

We have audited the accompanying statement of financial condition of Maxim Group LLC as of December 31, 2008, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxim Group LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

*Wagner & Zwerman LLP*

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 13, 2009

**MAXIM GROUP LLC**
**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2008**

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | | $ 8,641,678 |
| Deposit with clearing broker | | 500,000 |
| Receivable from broker-dealers and clearing organizations | | 11,588,052 |
| Securities owned, at market value | | 8,824,782 |
| Employee forgivable loans | | 2,182,384 |
| Prepaid expenses | | 461,626 |
| Goodwill | | 2,946,806 |
| Security deposits and other assets | | 1,109,566 |
| Furniture and office equipment | $ 1,084,832 | |
| Leasehold improvements | 630,467 | |
| Less accumulated depreciation | (855,864) | |
| Total property and equipment | | 859,435 |
| Total assets | | $ 37,114,329 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Liabilities | |
| Securities sold, not yet purchased, at market value | $ 9,987,142 |
| Accounts payable, accrued expenses, and other liabilities | 6,806,118 |
| | 16,793,260 |
| Members' equity | 20,321,069 |
| Total liabilities and members' equity | $ 37,114,329 |

**MAXIM GROUP LLC**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2008**

| | |
|---|---|
| Revenue | |
| Commissions | $ 49,244,903 |
| Principal transactions | 38,674,039 |
| Investment banking and underwriting | 14,772,109 |
| Interest and dividends | 2,742,710 |
| Service fees | 2,817,792 |
| Floor brokerage | 14,625,676 |
| Other income | 1,882,168 |
| | 124,759,397 |
| Expenses | |
| Employee compensation and benefits | 84,201,500 |
| Floor brokerage, exchange and clearance fees | 5,803,051 |
| Communications and data processing | 4,813,260 |
| Occupancy | 3,580,524 |
| Management fees - related parties | 1,500,000 |
| Other expenses | 9,947,495 |
| | 109,845,830 |
| Net income before income taxes | 14,913,567 |
| Provision for income taxes | 567,542 |
| Net income | $ 14,346,025 |

The accompanying notes are an integral
part of these financial statements.

# MAXIM GROUP LLC
## STATEMENT OF CHANGES IN MEMBERS' EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2008

| | TOTAL EQUITY | MAXIM PARTNERS LLC | MJR HOLDINGS, INC. |
|---|---|---|---|
| Balance, 1/1/08 | $ 24,098,353 | $ 23,210,414 | $ 887,939 |
| Capital contributions | 5,887,500 | 5,887,500 | - |
| Net income | 14,346,025 | 13,198,343 | 1,147,682 |
| Distributions | (24,010,809) | (22,215,569) | (1,795,240) |
| Balance, 12/31/08 | $ 20,321,069 | $ 20,080,688 | $ 240,381 |

**MAXIM GROUP LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2008**

| | |
|---|---|
| CASH FLOW FROM OPERATING ACTIVITIES | |
| Net income | $ 14,346,025 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 262,095 |
| (Increase) decrease in operating assets: | |
| Receivable from broker-dealers and clearing organizations | 1,583,568 |
| Prepaid expenses | 125,334 |
| Securities owned | (2,574,943) |
| Employee forgivable loans, security deposits, and other assets | (930,427) |
| Increase (decrease) in operating liabilities: | |
| Accounts payable and accrued expenses | (9,586,692) |
| Securities sold, not yet purchased | 5,531,214 |
| Net cash provided by operating activities | 8,756,174 |
| CASH FLOW FROM INVESTING ACTIVITIES | |
| (Purchases) of property and equipment | (43,941) |
| Net cash (used in) investing activities | (43,941) |
| CASH FLOW FROM FINANCING ACTIVITIES | |
| Capital contributions | 5,887,500 |
| (Distributions) to members | (24,010,809) |
| Net cash (used in) financing activities | (18,123,309) |
| Net (decrease) in cash and cash equivalents | (9,411,076) |
| Beginning cash and cash equivalents | 18,052,754 |
| Ending cash and cash equivalents | $ 8,641,678 |

| | |
|---|---|
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION | |
| Interest paid | $ - |
| Taxes paid | $ 558,837 |

The accompanying notes are an integral part of these financial statements.

# MAXIM GROUP LLC

## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2008

## NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Maxim Group LLC ("the Company") is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was created on April 11, 2002 and began business on October 23, 2002. The Company clears its securities transactions through a securities clearing broker-dealer. The Company's main office is located in Woodbury, New York, and other offices are maintained in New York City, New York, Red Bank, New Jersey, and Baltimore, Maryland. The Company conducts business in all fifty states, Puerto Rico, and Washington, D.C.

The Company is a New York Limited Liability Company owned 92% by Maxim Partners LLC and 8% by MJR Holdings, Inc. The Company has approximately ninety-one non-equity members, as discussed in Note 10. Maxim Partners LLC is owned by MJR Holdings LLC and individual minority interests. The members of MJR Holdings LLC and the Class A members of Maxim Partners LLC make up the executive management of the Company.

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of the major accounting policies is presented to assist the reader in evaluating the financial statements and other data contained herein.

### BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

### CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

**MAXIM GROUP LLC**

**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2008**

**NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** - (Continued)

INCOME TAXES

The Company has elected under the Internal Revenue Code and applicable state laws to be taxed as a partnership. In lieu of Company income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements. The Company is obligated to pay New York City Unincorporated Business Tax on its net income allocable to New York City, and other miscellaneous taxes to various states. Provision for these taxes is included in the statement of income.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Property and equipment is depreciated using the straight line method over their estimated useful lives.

VARIABLE INTEREST ENTITIES AND NEW ACCOUNTING STANDARDS FIN NO. 46

The Financial Accounting Standards Board (FASB) issued Interpretation Number 46, as revised (FIN 46R), that requires the consolidation of certain "variable interest entities" under generally accepted accounting principles. The Company has considered its relationships with related entities and determined that it is not a primary beneficiary and, therefore, not required to consolidate the accounts of any variable interest entity for the year ended December 31, 2008.

**MAXIM GROUP LLC**

**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2008**

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 in July 2006. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FASB Interpretation No. 48 ("FIN-48") provides guidance and introduces the "more-likely-than-not" recognition threshold to be used in the measurement and evaluation of tax positions taken, or expected to be taken, on a tax return.

On December 30, 2008, FASB issued FASB Staff Position FIN 48-3 which permits non-public enterprises to defer application of FIN-48 until 2009.

The Company has elected to defer application of FIN-48 until 2009. Management will review the Company's income tax returns and compile an inventory of possible uncertain tax positions to be addressed in 2009 when FIN-48 will be implemented.

INTANGIBLE ASSETS, AMORTIZATION, AND NEW ACCOUNTING STANDARDS SFAS NO. 142

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, *"Goodwill and Other Intangible Assets"*. This new standard became effective January 1, 2002. Under the new rules, goodwill and indefinite lived intangible assets should no longer be amortized and should be reviewed annually for impairment. Intangible assets with definite lives should be amortized over such lives. The Company tests for impairment by comparing the carrying value with the fair value of each reporting unit. An impairment loss is recorded if the carrying value of goodwill and indefinite lived intangible assets exceeds the fair value.

INTANGIBLE ASSETS WITH INDEFINITE LIVES

GOODWILL

Goodwill was and will continue to be reviewed annually for impairment. No impairment charge for goodwill was recorded for the year ended December 31, 2008.

**MAXIM GROUP LLC**

**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2008**

**NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** - (Continued)

COMMISSION INCOME

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

INVESTMENT BANKING AND UNDERWRITING INCOME

Investment banking and underwriting revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking revenues are earned when the Company serves as the lead underwriter in the offering, whereas underwriting revenues are earned when the Company serves as an underwriter on an offering and another firm is the lead. Investment banking management fees, sales concessions, and underwriting fees are all recorded on the trade date, or at the time the income is reasonably determinable.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that the company uses.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

CONTINUED

## NOTE 3: UNINSURED CASH BALANCES

The Company maintains cash balances with high quality financial institutions and may periodically exceed the federally insured limit of $250,000. Amounts in excess of insured limits at December 31, 2008 were $8,815,505.

## NOTE 4: EMPLOYEE FORGIVEABLE LOANS

Throughout the year, the Company made advances to some of its registered representatives. Pursuant to the registered representatives' employment agreements, the Company forgives a portion of these advances as the registered representatives earn commissions, every month over the duration of employment, and records the amounts forgiven as compensation to the registered representatives. If the registered representatives prematurely terminate their employment with the Company, the remaining un-forgiven balance immediately becomes payable to the Company by the registered representative. These agreements are in writing and are signed by the registered representatives and the Company. Interest is accrued on these advances, at various rates, and the amount forgiven and recorded as compensation includes both principal and interest. The un-forgiven balance at December 31, 2008 was $2,182,384.

## NOTE 5: RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2008, consist of the following:

| | RECEIVABLE | PAYABLE |
|---|---|---|
| Receivable from clearing organizations | $ 9,183,422 | $ 0 |
| Fees and commissions receivable | 2,404,630 | 0 |
| | $11,588,052 | $ 0 |

**MAXIM GROUP LLC**

**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2008**

CONTINUED

## NOTE 6: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned, and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

| | OWNED | SOLD, NOT YET PURCHASED |
|---|---|---|
| U.S. government and agency | $ 63,405 | $ 0 |
| State and municipal obligations | 44,851 | 0 |
| Corporate bonds, debentures, and notes | 5,891,299 | 7,433,313 |
| Corporate stocks | 2,182,088 | 1,955,464 |
| Options and warrants | 643,139 | 598,365 |
| | $8,824,782 | $9,987,142 |

## NOTE 7: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital, the greater of $250,000, two percent of aggregate debit items, as defined by Rule 15c3-3, or, in the case of a market maker, minimum capital based on the number of securities in which the Company makes a market up to a maximum of $1,000,000. At December 31, 2008 the Company's net capital of $9,916,591 was in excess of its minimum required net capital by $8,916,591.

## NOTE 8: OPERATING LEASES WITH NON-RELATED PARTIES

The Company sub-leases a portion of its New York City office from Wachovia Securities, LLC, pursuant to a sub-lease agreement that terminates on June 29, 2015. The current monthly rent payments are $44,133, plus any required escalations.

In addition, pursuant to various equipment and office operating leases and maintenance agreements, the Company is obligated to make monthly rent and maintenance payments.

**MAXIM GROUP LLC**

**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2008**

**NOTE 8: OPERATING LEASES WITH NON-RELATED PARTIES** - (Continued)

The approximate minimum lease payments for the above are as follows:

| YEARS ENDED | AMOUNTS |
|---|---|
| 12/31/09 | $ 1,955,353 |
| 12/31/10 | 1,805,391 |
| 12/31/11 | 1,307,129 |
| 12/31/12 | 571,712 |
| 12/31/13 | 571,712 |
| Years Thereafter | 860,953 |
| TOTAL | $ 7,072,250 |

**NOTE 9: OPERATING LEASES WITH RELATED PARTIES**

NEW YORK CITY OFFICE OPERATING LEASE

The Company sub-leases a portion of its New York City office from Maxim Partners LLC, a related entity. The lease terminates on January 31, 2011. The monthly payments, which the Company pays directly to the original sub-lessor, are $140,474, plus any escalations required by the original lease between Maxim Partners LLC and the sub-lessor.

WOODBURY OFFICE OPERATING LEASE

The Company sub-leases its Woodbury office from Maxim Partners LLC, a related entity, pursuant to a lease agreement expiring on February 28, 2013. The monthly payments, which are currently $28,649, are paid directly to the original lessor of the property.

The approximate minimum lease payments for the above items are as follows:

| YEARS ENDED | AMOUNTS |
|---|---|
| 12/31/09 | $ 2,034,057 |
| 12/31/10 | 2,041,024 |
| 12/31/11 | 502,995 |
| 12/31/12 | 369,690 |
| 12/31/13 | 62,020 |
| TOTAL | $ 5,009,786 |

# MAXIM GROUP LLC

## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2008

### NOTE 9: OPERATING LEASES WITH RELATED PARTIES - (Continued)

Of the total expenses relating to the above, Maxim Partners LLC was paid $-0- and non-related parties were paid $2,474,757 for the year. These amounts are included in expenses in the statement of income.

### NOTE 10: OTHER RELATED PARTY TRANSACTIONS

COMPENSATION TO MEMBERS

Included in Employee Compensation and Benefits in the statement of income are payments to various individuals, who are non-equity members of the Company. These non-equity members have no ownership interest in the Company. They receive guaranteed payments only, and do not share in profits. Some of these non-equity members are also owners of Maxim Partners LLC, MJR Holdings, Inc. and MJR Holdings LLC, related companies. Total guaranteed payments for the year ended December 31, 2008 were $44,188,481.

MAXIM PARTNERS LLC

The Company had an agreement to pay management fees to Maxim Partners LLC, a related entity, for various services provided to the Company. This arrangement was pursuant to a written agreement between the parties. The total management fee paid to Maxim Partners LLC for the year ended December 31, 2008 was $300,000. This agreement was terminated on January 31, 2008.

MJR HOLDINGS LLC

The Company has agreed to pay management fees to MJR Holdings LLC, a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties. The total management fee paid to MJR Holdings LLC for the year ended December 31, 2008 was $600,000.

**MAXIM GROUP LLC**

**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2008**

## NOTE 10: OTHER RELATED PARTY TRANSACTIONS - (Continued)

### MJR HOLDINGS, INC.

The Company has agreed to pay management fees to MJR Holdings, Inc., a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties. The total management fee paid to MJR Holdings, Inc. for the year ended December 31, 2008 was $600,000.

### MAXIM FINANCIAL ADVISORS LLC

The Company entered into a fee payment agreement with Maxim Financial Advisors LLC, a related entity through common ownership. Maxim Financial Advisors LLC is obligated to pay the Company a fee for the rendering of services by the Company. The income received by the Company is eighty percent of the fees generated by the investment advisory representatives of Maxim Financial Advisors LLC, who are also registered representatives of the Company. The total fee income from Maxim Financial Advisors LLC for the year ended December 31, 2008 was $146,043.

### OFFICERS' LOANS RECEIVABLE

The Company advances or is advanced loans at various times during the year to, or from, officers of the Company. These loans are informal and bear interest at the bank's prime rate, which was 3.25% at December 31, 2008. The balance at December 31, 2008 was $972,064 and is included in security deposits and other assets on the statement of financial position.

## NOTE 11: PROFIT SHARING AND 401-K RETIREMENT PLAN

The Company maintains a defined contribution profit sharing plan, covering employees that meet certain requirements of the plan. The plan provides for annual discretionary contributions by the Company. For the year ended December 31, 2008 the Company's contribution was $544,793, net of forfeitures.

## MAXIM GROUP LLC

## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2008

### NOTE 11: PROFIT SHARING AND 401-K RETIREMENT PLAN - (Continued)

The Company maintains a 401-k Retirement Plan, covering employees that meet certain requirements of the plan. The plan allows each employee to make contributions up to the Internal Revenue Code's annual limitations. In addition, the plan provides for annual matching contributions by the Company. For the year ending December 31, 2008 the Company's matching contribution was $50,649, net of forfeitures.

### NOTE 12: COMMITMENTS AND CONTINGENCIES – LEGAL MATTERS

Maxim Group LLC is involved in various claims, suits, investigations, and legal proceedings that arise from time to time in the ordinary course of its business. As required by SFAS No. 5, *Accounting for Contingencies* ("SFAS 5"), Maxim accrues a liability when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Company has not recorded a liability for legal matters as of December 31, 2008.

In June 2008, a Statement of Claim was filed by a group (collectively referred to as "Claimants") against Maxim Group LLC, alleging various causes of action. The Company's legal counsel filed an Answer to the Statement of Claim in September 2008 denying all allegations. Maxim plans to vigorously defend this lawsuit. The Company's internal counsel is confident that the result will be no liability to the Company.

In September 2007, Maxim Group LLC filed a lawsuit against Life Partners Holdings, Inc. ("LPHI") in the amount of $5 million for breach of contract. Management believes they will be successful, however, as per legal counsel, any damages recovered may be based on the value of LPHI's stock, therefore, the amount of potential recovery cannot be quantified at this time.

**WAGNER & ZWERMAN LLP**
*Certified Public Accountants*

Mark Wagner, CPA
Andrew M. Zwerman, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

## INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Maxim Group LLC
Woodbury, NY

We have audited the accompanying financial statements of Maxim Group LLC as of and for the year ended December 31, 2008, and have issued our report thereon dated February 13, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 17 through 21 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Wagner & Zwerman LLP*

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 13, 2009

# MAXIM GROUP LLC
## SUPPLEMENTARY INFORMATION
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2008

| | | | |
|---|---|---|---|
| Credits | | | |
| Members' equity | | | $ 20,321,069 |
| Debits | | | |
| Non-allowable assets: | | | |
| Receivables and employee forgivable loans | $ 3,319,296 | | |
| Prepaid expenses | 381,053 | | |
| Property and equipment (net) | 859,437 | | |
| Goodwill | 2,946,806 | | |
| Other assets | 1,179,091 | | |
| | | | (8,685,683) |
| Net capital before haircuts on securities positions | | | 11,635,386 |
| Haircuts on securities: | | | |
| Trading and investment securities: | | | |
| Exempted securities | 3,477 | | |
| Debt securities | 972,629 | | |
| Options | 148,106 | | |
| Other securities | 538,624 | | |
| Undue concentration | 55,959 | | |
| | | | (1,718,795) |
| Net capital | | | $ 9,916,591 |
| Computation of alternative net capital requirement: | | | |
| Company does not carry debit items and is not subject to 2% of aggregate debit items (or $250,000 if greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3 | | $ - | |
| Minimum dollar net capital requirement based on capital requirements for market makers. | | $ 1,000,000 | |
| Net capital requirement | | | $ 1,000,000 |
| Excess net capital | | | $ 8,916,591 |

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2008.

The accompanying notes are an integral part of these financial statements.

# MAXIM GROUP LLC
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2008

The Company is exempt under Section (k)(2)(ii) of Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

**WAGNER & ZWERMAN LLP**

*Certified Public Accountants*

**Mark Wagner, CPA**
**Andrew M. Zwerman, CPA**

**450 Wireless Boulevard, Hauppauge, NY 11788**
**(631) 777-1000 Fax (631) 777-1008**
**Email: staff@wzcpafirm.com**

## Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Members of
Maxim Group LLC
Woodbury, NY

In planning and performing our audit of the financial statements of Maxim Group LLC (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 13, 2009